UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended June 30, 1999


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

         Form 20-F     /X/        Form 40-F    / /

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  / /     No   /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ )

                           MILLENIUM SEACARRIERS, INC.
         REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1999

                                      INDEX

PART I                                                                      PAGE
------                                                                      ----

Item 1.  Financial Information.................................................1
                Consolidated Balance Sheets as of June 30, 1999
                         and December 31, 1998.................................1
                Consolidated Statements of Operations
                         for the three-month period ended June 30, 1999
                         and the six-month period ended June 30, 1999..........2
                Consolidated Statement of Cash Flows
                         for the six-month period ended June 30, 1999..........3
                Consolidated Statements of Shareholders' Equity
                         for the six-month period ended June 30, 1999..........4
                Notes to Consolidated Financial Statements.....................5

Item 2.    Management's Discussion and Analysis of Financial
                Condition and Results of Operations
                for the three and six month period ended June 30, 1999.........9

PART II    Other Information..................................................15

Item 1.  Legal Proceedings....................................................15
Item 2.  Changes in Securities................................................15
Item 3.  Defaults Upon Senior Securities......................................15
Item 4.  Submission of Matters to a Vote of Security Holders..................15
Item 5.  Other Information....................................................15
Item 6.  Exhibits and Reports on Form 6-K.....................................15
Signature.....................................................................16

                                     PART I

Item 1.  FINANCIAL INFORMATION
-------  ---------------------

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS AS OF
                       JUNE 30, 1999 AND DECEMBER 31, 1998

                           (Expressed in U.S. Dollars)

                                                       JUNE 30,             DECEMBER 31,
                                                         1999                   1998
ASSETS
------
CURRENT ASSETS
Cash and cash equivalents                          $   4,574,597          $   5,736,645
Restricted cash                                        7,243,470             31,524,890
                                                   -------------          -------------
                                                      11,818,067             37,261,535
Receivables:
   Voyages                                             380,737                  311,574
   Claims and other                                    46,535                   242,552
Inventories and prepaid expenses                       1,227,190                443,252
                                                   -------------          -------------
          TOTAL CURRENT ASSETS                        13,472,529             38,258,913
                                                   --------------         -------------

Intangible assets                                      2,832,932              3,065,775
Deferred charges, net of accumulated amortization      5,677,795              5,555,303

FIXED ASSETS
Vessels at cost                                      108,705,225             84,493,670
Less: accumulated depreciation                        (4,430,474)            (1,774,349)
                                                   -------------          -------------
           NET BOOK VALUE                            104,274,751             82,719,321
Other, net of accumulated depreciation                   132,602                 25,536
                                                   -------------          -------------
          TOTAL FIXED ASSETS                         104,407,353             82,744,857
                                                   --------------        --------------
TOTAL ASSETS                                       $ 126,390,609          $ 129,624,848
                                                   =============          =============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Trade accounts payable                                 5,297,874              5,465,844
Sundry liabilities and accruals                        8,418,891              7,368,365
Charter revenue received in advance                      949,348                613,031
                                                   -------------          -------------
          TOTAL CURRENT LIABILITIES                   14,666,113             13,447,240
Senior Notes                                          95,829,723             95,604,477
                                                   -------------          -------------
          TOTAL LIABILITIES                          110,495,836            109,051,717
                                                   -------------          -------------

Commitments and contingencies

SHAREHOLDERS' EQUITY
Common stock and paid in capital                      22,900,000             22,900,000
Warrants                                               1,200,000              1,200,000
Accumulated deficit                                   (8,205,227)            (3,526,869)
                                                   -------------          -------------
          TOTAL SHAREHOLDERS' EQUITY                  15,894,773             20,573,131
                                                   -------------          -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 126,390,609          $ 129,624,848
                                                   =============          =============

    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 1999
                AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999

                           (Expressed in U.S. Dollars)

                                     THREE-MONTH PERIOD       SIX-MONTH PERIOD
                                           ENDED                    ENDED
                                       JUNE 30, 1999            JUNE 30, 1999
REVENUE
Freight and hire from voyages          $ 8,642,975             $ 16,160,505
Voyage expenses                           (309,096)                (611,714)
Commissions                               (420,004)                (756,849)
                                       -----------             ------------
          NET REVENUE                    7,913,875               14,791,942
                                       -----------             ------------

EXPENSES
Vessel operating expenses                4,539,993                8,697,060
Management fees                            765,400                1,437,942
General and administrative                 137,266                  298,188
Depreciation and amortization            2,050,254                3,861,884
                                       -----------             ------------
                                         7,492,913               14,295,074
          OPERATING INCOME                 420,962                  496,868
                                       -----------             ------------

OTHER INCOME / (EXPENSE)
Interest expense                        (2,902,530)              (5,716,360)
Other income                               169,905                  541,134
                                       -----------             ------------
                                        (2,732,625)              (5,175,226)
                                       -----------             ------------
NET LOSS                               $(2,311,663)            $ (4,678,358)
                                       ===========             ============
LOSS PER SHARE, BASIC AND DILUTED      $     (0.24)            $      (0.49)
                                       ===========             ============



    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999

                           (Expressed in U.S. Dollars)

                                                                                 SIX-MONTH PERIOD
                                                                                      ENDED
                                                                                  JUNE 30, 1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                          $  (4,678,358)

Adjustments to reconcile loss to net cash provided by operating activities:
   Depreciation and amortization                                                      3,861,884
Changes in operating assets and liabilities
   Decrease in Receivables                                                              126,854
   (Increase) in Inventories and prepaid expenses                                      (783,938)
   (Decrease) in Trade accounts payable                                                (167,970)
   Increase in Sundry liabilities and accruals                                        1,050,526
   Increase in Charter revenue received in advance                                      336,317
                                                                                  -------------
NET CASH USED IN OPERATING ACTIVITIES                                                  (254,685)
                                                                                  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels                                                                 (23,615,000)
Additions to vessels                                                                   (596,555)
Purchase of other fixed assets                                                         (122,137)
Deferred dry-docking and special survey                                                (855,091)
NET CASH USED IN INVESTING ACTIVITIES                                               (25,188,783)
                                                                                  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from working capital facility                                                  250,000
Repayment of Proceeds from working capital facility                                    (250,000)
Proceeds from Escrow account and restricted cash                                     24,281,420
                                                                                  -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                            24,281,420
                                                                                  -------------
DECREASE IN CASH AND CASH EQUIVALENTS                                                (1,162,048)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                      5,736,645
                                                                                  -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $   4,574,597
                                                                                  =============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid                                                                     $   5,639,958
                                                                                  =============



    The accompanying notes are an integral part of these financial statements

                                 MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999

                                          (Expressed in U.S. Dollars)

                                      COMMON STOCK
                                      AND PAID-IN                           ACCUMULATED
                                        CAPITAL            WARRANTS           DEFICIT              TOTAL

BALANCE JANUARY 1, 1999               22,900,000           1,200,000        (3,526,869)         20,573,131

Net Loss for the six month period
ended June 30, 1999                                                         (4,678,358)         (4,678,358)
                                      ----------          ----------       -----------         -----------
BALANCE JUNE 30, 1999                $22,900,000          $1,200,000       $(8,205,227)        $15,894,773
                                      ==========          ==========       ===========         ===========



    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc., ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium's subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of June 30, 1999, the Company's fleet consists of 21 vessels, which operate worldwide carrying cargoes for many of the world's leading charterers.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that are under the exclusive management of Millenium Management, Inc. ("MMI") and the sub-management of Millenium Maritime Services Ltd., formerly Kylco Maritime Limited, and Millenium Maritime Services, Inc, formerly Kylco Maritime (USA), Inc.

2.  BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. For a description of significant accounting policies, see the Notes to the consolidated financial statements in the 1998 Form 20-F annual report.

Certain reclassifications have been made to the 1998 financial statements to conform to the classifications in the 1999 financial statements. In the opinion of management, all adjustments necessary for a fair statement of the results of the first six months of 1999, which are all of a recurring nature, have been reflected in the information provided. In addition, as the Company commenced operations on July 24, 1998, there are no comparitive statements of operations and cashflows.

3.  COMPREHENSIVE INCOME

The Company has no components of comprehensive income and, as a result, comprehensive income is equal to net income (loss) for all periods presented.

4. BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE

Basic and diluted earnings per ordinary share have been computed by dividing net income (loss) by the average number of outstanding ordinary shares (9,500,000) following the formation of the Company. There are also 500,000 warrants outstanding to acquire 500,000 shares of common stock for $0.01 per share. Assumed exercise of these warrants has been excluded from the calculation of earnings per common share as the effect of such exercise would be antidilutive.

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                                    Notes to Consolidated Financial Statements

                                           (Expressed in U.S. Dollars)

5.   VESSELS AND VESSEL OWNING SUBSIDIARIES

As of June 30, the following dry bulk carriers comprised of the Company's fleet. The vessels denoted with an asterisk (*) were acquired in 1999.


     VESSEL OWNING SUBSIDIARY         VESSEL'S NAME               YEAR     DWT     ACQUISITION    CAPITAL           COST
     ------------------------         -------------               ----     ---     -----------    -------           ----
                                                                  BUILT              COST         IMPROVEMENTS
                                                                  -----              ----         ------------
1.   Conifer Shipping Co. Ltd.        M/V Clipper Atlantic        1975     7,923    $1,625,000       $38,182     $1,663,182
2.   Topscale Company Ltd.            M/V Clipper Pacific         1976     7,923     1,675,000        34,680      1,709,680
3.   Rapid Ocean Carriers, Inc.       M/V Millenium Harmony       1978    16,711     5,175,000        35,329      5,210,329
4.   Ivy Navigation Ltd.              M/V Millenium Golden Hind   1978    16,560     4,375,000        34,159      4,409,159
5.   Oakmont Shipping & Trading Ltd.  M/V Monica Marissa          1973    55,057     3,625,000        37,695      3,662,695
6.   Millenium Amethyst Inc.          M/V Millenium Amethyst      1978    23,538     3,000,000       115,978      3,115,978
7.   Millenium Yama Inc.              M/V Millenium Yama          1979    23,540     3,500,000       128,189      3,628,189
8.   Millenium Majestic Inc.          M/V Millenium Majestic      1979    17,152     3,000,000        80,485      3,080,485
9.   Millenium Elmar Inc.             M/V Millenium Elmar         1987    52,640     8,125,000       164,793      8,289,793
10.  Millenium Aleksander Inc.        M/V Millenium Aleksander    1988    52,670     8,687,500       230,675      8,918,175
11.  Millenium IV Inc.                M/V Millenium Condor        1981    27,036     5,500,000       126,461      5,626,461
12.  Millenium VI Inc.                M/V Millenium Osprey        1984    28,786     7,000,000       155,832      7,155,832
13.  Millenium III Inc                M/V Millenium Leader        1984    37,489     8,250,000       122,653      8,372,653
14.  Millenium V Inc.                 M/V Millenium Falcon        1981    27,048     5,500,000       164,783      5,664,783
15.  Millenium VII Inc.               M/V Millenium Eagle         1983    28,788     6,750,000       169,673      6,919,673
16.  Millenium II Inc.                M/V Millenium Hawk          1984    28,791     7,000,000       165,491      7,165,491
17.  Millenium Maritime Inc.          M/V Millenium Raptor*       1982    30,670     3,075,000       152,305      3,227,305
18.  Millenium Lion, Inc.             M/V Millenium Trader*       1985    26,536     5,270,000       110,609      5,380,609
19.  Millenium Tiger, Inc.            M/V Millenium Dawn*         1985    26,563     5,270,000        76,895      5,346,895
20.  Millenium Man, Inc.              M/V Millenium Express*      1984    39,055     6,350,000        94,527      6,444,527
21.  Millenium Transport, Inc.        M/V Millenium Amanda*       1982    36,249     3,650,000        63,331      3,713,331
                                                                                  =========================================
                                               TOTAL VESSELS COST                 $106,402,500    $2,302,725   $108,705,225
                                                                                  =========================================


6. WORKING CAPITAL FACILITY

The Company had a $7.0 million one year working capital revolving line of credit with The Bank of New York, which matured on July 20, 1999. The Bank extended $500,000 of this facility until August 5, 1999 under the same terms and conditions. Borrowings under the facility bore interest at LIBOR+1.5%, and were collateralized by the Company's vessels and subject to various covenants. The Facility was subject to a 0.375% commitment fee on the unused portion. As of June 30, 1999 there were no amounts outstanding under this facility. The Company is in negotiations with other banks to put in place a new working capital facility.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           (Expressed in U.S. Dollars)

7. LONG TERM DEBT

                                                JUNE 30,          DECEMBER 31,
                                                  1999                1998
LONG TERM DEBT IS AS FOLLOWS:                 ------------        ------------

12% First Priority Ship Mortgage Notes
due 2005 ($100 million principal amount
at maturity), (the "Notes"), issued on
July 24, 1998. Interest on the Notes is
payable semi-annually on January 15 and
July 15 of each year, commencing January
15, 1999, at a rate of 12% per annum on
the accreted value. The Notes will
mature on July 15, 2005 and will be
redeemable, in whole or part, at the
option of the Company at any time on or
after July 15, 2003.                          $100,000,000        $100,000,000

Less : Unamortized portion of bond discount     (4,170,277)         (4,395,523)
                                              ------------        ------------

Notes                                         $ 95,829,723        $ 95,604,477
                                              ============        ============


The gross bond discount of $4,607,000 is amortized using the effective interest method over the life of the Notes (7 years).

The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. As of June 30, 1999, the remainder of the net proceeds from the offering are held in an escrow account, and the Company intends to use these proceeds to purchase additional vessels or for working capital or for other corporate purposes. The Company's bonds are registered by the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank pari passu in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the "Notes Indenture"), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions, with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Notes Indenture at June 30, 1999.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           (Expressed in U.S. Dollars)

8. RELATED PARTY TRANSACTIONS

MANAGEMENT FEES

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses. As of June 30, 1999, there is a payable to MMI which is reflected in Sundry liabilities and accruals, amounting to $248,264. For the three and six month periods ending June 30, 1999, $765,400 and $1,437,942, respectively, of management fees were charged to the Company in connection with the afore-mentioned agreement.

9.  CONTINGENCIES

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subjects, other than routine litigation incidental to the Company's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Company's results of operations, financial position and cash flows.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------  -----------------------------------------------------------------------
OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1999
--------------------------------------------------------------

GENERAL

The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize drybulk carriers. As of June 30, 1999, the Company's fleet consisted of 21 vessels totalling 610,725 deadweight-tons.

The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels as of June 30, 1999, all of which were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., MMI, the holder of 100% of the outstanding common stock of the Company.

The vessels acquired in 1999 are as follows :

                                          Date of delivery to
          Vessel      Acquisition Date       Charterer           Vessel Flag        Purchase Price
------------------  ------------------    --------------------   --------------     --------------
Millenium Raptor    March 12, 1999         April 17, 1999        Cayman Islands      $3,075,000
Millenium Trader    April 28, 1999         Spot market           Liberia              5,270,000
Millenium Dawn      June 2, 1999           June 4, 1999          Liberia              5,270,000
Millenium Express   June 10, 1999          June 15, 1999         Liberia              6,350,000
Millenium Amanda    June 22, 1999          June 23, 1999         Liberia              3,650,000

As the Company began operations on July 24, 1998, the three and six months ended June 30, 1999, do not have relevant periods for comparison purposes. Accordingly, this discussion does not present comparisons but only reviews trends.

The following benchmarks are used by the Company to measure revenues:
(i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of hire-earning days.

The following table sets forth certain statement of operations and other operating data for the Company.


                                           Three-month period   Six-month period
                                                 ended                ended
                                             June 30, 1999       June 30, 1999
                                           -------------------------------------

Net Revenue                                $       7,913,875     $  14,791,942
Vessel Operating Expenses                        (4,539,993)        (8,697,060)
Management Fees                                    (765,400)        (1,437,942)
General and Administrative                         (137,266)          (298,188)
                                           ------------------------------------
Earnings before Interest, Tax,
   Depreciation and Amortization (EBITDA)  $       2,471,216     $    4,358,752
                                           ====================================
Average utilization                                    95.2%              95.2%
                                           ====================================

RESULTS OF OPERATIONS FOR THREE-MONTHS ENDED JUNE 30, 1999

NET REVENUE

Net revenue for the three-month period ended June 30, 1999 was $7.9 million. During the quarter, 97% of the Company's revenues were earned from period time charters contracted with first class charterers, many of which continued from the previous year. The quarter consisted of 1,668 ship-operating days at an average fleet gross hire rate of $5,440 per day. In addition, the fleet averaged a utilization rate of 95.2% during the period.

During the quarter, 20 of the 21 vessels were on time charter while the Millenium Trader earned revenues from a voyage charter. Towards the end of the quarter, the Monica Marissa also entered into a voyage charter. The Clipper Atlantic and the Clipper Pacific continued to be employed by Clipper Shipping, Inc. ("Clipper"). The Clipper Golden Hind and Clipper Harmony charters with Clipper ended in mid-June and these vessels were subsequently chartered by other charterers. The vessels were also renamed Millenium Golden Hind and Millenium Harmony. The Millenium Leader continues to be chartered by HSH of Singapore. The Millenium Elmar's charter with Estonian Shipping Co. ("Esco") ended in mid-May following which it was immediately chartered by another charterer. Fednav International ("Fednav") took delivery of the Laker-type vessels, the Millenium Osprey, Millenium Condor, Millenium Falcon and Millenium Hawk during April at their previously contracted charter rate while the Millenium Eagle, which remained with Fednav during the first quarter of 1999 at market rates, reverted to its contracted rate in May. Under the terms of the three-year Fednav charters, Fednav has the option to redeliver these vessels during the January-March winter months when the Great Lakes freeze. The Millenium Raptor entered into service with Fednav in April. The Monica Marissa was on time charter until mid-May, after which it went into a voyage charter.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization, were $4.5 million for the quarter ended June 30, 1999, compared to $4.1 million for the quarter ended March 31, 1999. The quarter consisted of 1,668 ship-operating days, which includes ship-operating days for the vessels acquired in the second quarter of the year duly pro-rated from the date of acquisition. The second quarter average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to $2,725 per day compared to $2,850 per day during the first quarter.

MANAGEMENT FEES

Management fees payable to MMI for contracted technical and commercial management services for the three months ended June 30, 1999 were $765,400.

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries) and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services,

MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

DEPRECIATION AND AMORTIZATION

Total depreciation for the three months ended June 30, 1999 was $1,419,841. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the quarter ended June 30, 1999, the new costs for dry-docking and special surveys amounted to $805,115 which included $525,347 for the Millenium Majestic, $153,680 for the Millenium Osprey and $110,624 for the Millenium Trader. For the three months ended June 30, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $231,333. Amortization of transaction costs and other acquisition costs relating to the issuance of the Units were $399,080. These costs are amortized over the life of the Notes or 7 years from their issuance in July 1998.

INTEREST EXPENSE

For the three months ended June 30, 1999, the interest expense on the Company's long-term debt was $2,902,530. During the three month period ended June 30, 1999, interest earned on cash balances was $211,021.

NET INCOME (LOSS)

Net loss for the three months ended June 30, 1999 was $2.3 million. Depressed freight market conditions continue to impact on the Company's earnings. However, earnings before interest, taxes, depreciation and amortisation (EBITDA) for the quarter was $2.5 million, up from $1.9 million in the first quarter of 1999.


RESULTS OF OPERATIONS FOR SIX-MONTHS ENDED JUNE 30, 1999

NET REVENUE

Net revenue for the six-month period ended June 30, 1999 was $14.8 million. During the period, 98% of the Company's revenues were earned from period time charters contracted with first class charterers, many of which continued from the previous year. The period consisted of 3,127 ship-operating days at an average fleet gross hire rate of $5,430 per day. In addition, the fleet averaged a utilization rate of 95.2% during the period.

The period saw the Company's fleet expand from 16 vessels to 21 vessels. The revenue earning profile of the fleet also changed as many vessels ended their period charters contracted in 1998 and were entered into service with new charterers at market rates of hire. The revenues during the period were impacted by adverse market conditions which existed throughout the six-month period of operations.

During the period, 20 of the 21 vessels were on time charter while the Millenium Trader earned revenues from a voyage charter. Towards the end of June, the Monica Marissa also entered into a voyage charter. The Clipper Atlantic and the Clipper Pacific continued to be employed by Clipper. The Clipper Golden Hind and Clipper Harmony charters with Clipper ended in mid-June and these vessels were subsequently chartered by other charterers. The vessels were also renamed Millenium Golden Hind and Millenium Harmony. The Millenium Leader continues to be chartered by HSH. The Millenium Aleksander's charter with Esco concluded at the end of March and the vessel was placed into a period charter with another charterer at market rates. The Millenium Elmar's charter with Esco ended in mid-May following which it was placed with another charterer. During the first quarter, Fednav International Ltd. redelivered the Laker-type vessels the Millenium Osprey, Millenium Condor, Millenium Falcon and Millenium Hawk, for three months when the Great Lakes freeze during the Winter, as per terms of the charter contract. These vessels were immediately placed into short term charters with other reputable charterers, albeit at lower daily hire rates due to adverse market conditions. However, Fednav re-hired the Millenium Hawk during this period, but at market rates. In April, Fednav took re-delivery of all these vessels back at the previously contracted charter rates, while the Millenium Eagle reverted to its contracted rate in May. The Millenium Raptor entered into service with Fednav in April. The Monica Marissa's charter with Cementos Mexicanos (Cemex) ended in January following which the vessel was placed in a short-term charter with another charterer at market rates. This charter ended in May and the vessel then went on a voyage charter after a brief repair period.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization, were $8.7 million for the six-month period ended June 30, 1999. The period consisted of 3,127 ship-operating days, which includes ship-operating days for the vessels acquired during the period duly pro-rated from date of acquisition. The average vessel running costs during the period for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to $2,780 per day.

MANAGEMENT FEES

Management fees payable to MMI for contracted technical and commercial management services for the period ended June 30, 1999 were $1,437,942. For a detailed description of the type of services provided under the management agreement see the three months ended June 30, 1999 discussion.

DEPRECIATION AND AMORTIZATION

Total depreciation for the six months ended June 30, 1999 was $2,671,197. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the six-month period ended June 30, 1999, the new costs for dry- docking and special surveys amounted to $855,092 which included $538,539 for the Millenium Majestic, $153,680 for the Millenium Osprey and $110,624 for the Millenium Trader. For the six-month period ended June 30, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $392,527. Amortization of transaction costs and other acquisition costs relating to the issuance of the Units were $798,160. These costs are amortized over the life of the Units or 7 years from their issuance in July 1998.

INTEREST EXPENSE

For the period ended June 30, 1999, the accrued interest on the Company's long-term debt was $5,716,630. During the 6-month period ended June 30, 1999, interest earned on cash balances was $552,077.

NET INCOME (LOSS)

Net loss for the period ended June 30, 1999 was $4.7 million. Earnings were impacted by a decline in charter rates during the period. However, earnings before interest, taxes, depreciation and amortisation (EBITDA) for the period was $4.4 million.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 1999, the Company's cash position consisted of $4.6 million in unrestricted cash and cash equivalents. Restricted cash includes $4.0 million of funds remaining from the Offering, which are included in Escrow, and become available for working capital and other purposes subsequent to July 31, 1999.

WORKING CAPITAL

Pursuant to a Working Capital Facility Agreement between the Company and The Bank of New York, the Company had a standby line of credit in a principal amount up to $7.0 million available for its working capital requirements which expired on July 20, 1999. The Bank, however, extended the maturity of a $500,000 tranche until August 5, 1999 which also expired unused. As of June 30, 1999, there were no amounts outstanding under the facility. The facility was only used once during the six-months ended June 30, 1999 for an amount of $250,000 which was repaid. The facility, collateralized by the Company's vessels and subject to various covenants, bore interest at LIBOR+1.5% and was subject to a 0.375% commitment fee on the unused portion. Management is currently in negotiations with other banks and expects to have a new facility in place with similar terms.

The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, including escrow cash, which is now available for use as working capital and other corporate purposes, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt.

The Company has completed its schedule of vessel acquisitions, and any further expansion of its fleet is dependent on its ability to raise capital through either borrowing activities or from cash generated from operations, or both.

FOREIGN EXCHANGE RATE FLUCTUATIONS

All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the quarter ended June 30, 1999, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

The Company does not believe that inflation has had a material impact on its operations during the period in review, although certain of the Company's operating expenses (e.g. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers and the majority of the Company's vessels are on period time charters.

YEAR 2000 CONSEQUENCES

The Company continues to prepare its systems and embedded technologies for Y2K compliance and to work with outside suppliers on Y2K issues as described in the Company's 1998 Form 20-F annual report. There has been no material developments in those preparations since the end of April 1999 when the 1998 Form
20-F report was filed.

                                     PART II

ITEM 1.  LEGAL PROCEEDINGS
-------  -----------------

         From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

ITEM 2.  CHANGES IN SECURITIES
-------  ---------------------

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
-------  -------------------------------

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-------  ---------------------------------------------------

         None.

ITEM 5.  OTHER INFORMATION
-------  -----------------

         On June 14, 1999, the Company replaced its independent public accountants PricewaterhouseCoopers LLP with Deloitte &Touche LLP. PricewaterhouseCoopers LLP did not resign as the Company's independent public accountants. The decision to change accountants was recommended and approved by the board of directors of the Company based upon an interview process in order to select one accounting firm to serve the Company on a worldwide basis. PricewaterhouseCoopers LLP's reports on the Company's financial statements since its inception in July 1998 did not contain an adverse opinion or a disclaimer of opinion and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principles. During all periods preceding the date of the change in accountants, there were no disagreements between the Company and PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K
-------  --------------------------------

         a.   Exhibits
              None

         b.   Reports on Form 6-K
              None

SIGNATURES
----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  MILLENIUM SEACARRIERS, INC.

                  By: /s/ Vassilios M. Livanos
                  Name: Vassilios M. Livanos
                  Title:  Chief Executive Officer

Dated:    August 13, 1999